Exhibit 99.1

China Cord Blood Corporation Receives Notice of Entry Into Conditional Sale Agreement

HONG KONG, China, January 4, 2017 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced the Company has been informed that Golden Meditech Holdings Limited, a Hong Kong listed company and a substantial shareholder of the Company (“Golden Meditech”), Golden Meditech Stem Cells (BVI) Company Limited, a wholly-owned subsidiary of Golden Meditech (“GM Stem Cells”) and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”) entered into a conditional share purchase agreement on December 30, 2016 (the “Share Purchase Agreement”), pursuant to which GM Stem Cells has agreed to sell to Nanjing Ying Peng approximately 65.4% of the Company’s issued share capital on a fully diluted basis (the “GM Shares”) for RMB5,764 million in cash.

According to publicly available information, the effectiveness of the Share Purchase Agreement is subject to, among certain other conditions, Golden Meditech having obtained the approval of its shareholders to proceed with the sale and purchase of the GM Shares and the approvals of the Hong Kong Stock Exchange and other relevant regulatory authorities and all requisite consents from third parties to proceed with the sale and purchase of the GM Shares.  The completion of the sale and purchase of the GM Shares is conditional upon, among certain other conditions, Nanjing Ying Peng having obtained the approvals as required by its partnership agreement to proceed with the sale and purchase of the GM Shares. Nanjing Ying Peng’s obligations under the Share Purchase Agreement have been guaranteed by Sanpower Group Co., Ltd. (“Sanpower”) and its founder and chairman Mr. Yafei Yuan, the purchase price will be held in an escrow account pending closing or upon the occurrence of certain release events and the parties have agreed to grant each other reciprocal share charges to secure their respective obligations in accordance with the transaction documents.

In connection with the Share Purchase Agreement, other pending share sale arrangements entered into by Golden Meditech and Nanjing Xinjiekou Department Store Co., Ltd. (another affiliate of Sanpower) earlier in 2016 will be terminated subject to, among certain other conditions, Golden Meditech obtaining its shareholders approval to do so.

The Company cautions its shareholders and others considering trading in its securities that there can be no assurance that the transaction pursuant to the Share Purchase Agreement or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these transactions, except as required under applicable law.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511 (China) or (+1) 646-405-5185 (U.S.)

Email: william.zima@icrinc.com